UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 1)*

Interpharm Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
460588106
(CUSIP Number)

Andrew Nicholson Aisling Capital 888 Seventh Avenue, 30th Floor New York, NY 10106 (212) 651-6380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460588106	Page 2 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,004,431 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 15,004,431 (1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,004,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* PN

([1])

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 907,185 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 3 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,004,431 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 15,004,431 (1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,004,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* PN

([1])

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 907,185 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 4 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,004,431 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 15,004,431 (1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,004,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* OO

([1])

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 907,185 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 5 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 15,004,431 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 15,004,431 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,004,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* IN

([1])

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 907,185 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 6 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 15,004,431 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 15,004,431 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,004,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* IN

([1])

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 907,185 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 7 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 15,004,431 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 15,004,431 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,004,431 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* IN

([1])

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 907,185 shares of common stock issuable upon the initial conversion of $861,826 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 8 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Interpharm Holdings, Inc. (the "Company"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on November 19, 2007 (the "Initial Statement"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 75 Adams Avenue, Hauppauge, New York 11788. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.

(a)	No material change.
(b)	No material change.
(c)	No material change.
(d)	No material change.
(e)	No material change.
(f)	No material change.

Item 3.	Source and Amount of Funds or Other Consideration.
No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On February 12, 2008, in accordance with the terms of the SPA, the Issuer exchanged the entire outstanding principal amount of its outstanding 12% Notes for 12% Convertible Notes and warrants to purchase Common Stock (the “Notes Warrants”). At the time of the exchange, Aisling held $861,826 in principal amount of the 12% Notes and received a like principal amount of the 12% Convertible Notes and a warrant to purchase 307,017 shares of Common Stock (the “Note Warrant”). The 12% Convertible Notes are convertible into Common Stock at any time, at the option of the holder, at a conversion price of $0.95 per share. The Note Warrant has an exercise price of $0.95 per share and is exercisable at any time. The Note Warrant expires on February 12, 2013.

CUSIP No. 460588106	Page 9 of 11 Pages

SCHEDULE 13D

On February 12, 2008, in accordance wit the terms of the Waiver, the Issuer exchanged each share of Series C-1 Preferred Stock held by Aisling for 1.04125 shares of Series D-1 Preferred Stock. In connection with the exchange, Aisling received a total of 10,412 shares of the Series D-1 Preferred Stock. The Series D-1 Preferred Stock has similar terms to the Series C-1 Preferred Stock except that the Series D-1 Preferred Stock is convertible into Common Stock at an initial conversion price of $0.95 per share and does not contain the Blocker. In addition, simultaneously with the exchange and in accordance with the terms of the Waiver, the Issuer amended and restated the Warrant to, among other things, reduce the exercise price from $1.639 to $0.95 per share and remove the Blocker.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)        The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 66,738,422 shares of Common Stock outstanding as of Febraury 11, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Quarterly report on Form 10-Q filed with the SEC on February 15, 2008. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 15,004,431 shares of Common Stock (approximately 18.5% of the outstanding shares of Common Stock), consisting of (i) 548,315 shares of Common Stock, (ii) 2,281,914 shares of Common Stock issuable upon the exercise of the Warrant, (iii) 10,960,000 shares of Common Stock issuable upon the conversion of 10,412 shares of the Series D-1 Preferred Stock, (iv) 907,185 shares of Common Stock upon conversion of the 12% Convertible Note and (v) 307,017 shares of Common Stock upon exercise of the Note Warrant.

(b)        (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 15,004,431 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

 (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 15,004,431 shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 460588106	Page 10 of 11 Pages

SCHEDULE 13D

(c)        No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

(d)        The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Initial Statement remains unchanged.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of November 16, 2007, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 2:	Securities Purchase Agreement, dated May 15, 2006, by and among the Issuer and Aisling Capital II, LP (previously filed).

Exhibit 3:	Form of Certificate of Designations, Preferences and Rights of Series C-1 Convertible Preferred Stock (previously filed).

Exhibit 4:	Warrant to Purchase Common Stock (previously filed).

Exhibit 5:	Registration Rights Agreement, dated May 15, 2006 by and among the Issuer, Tullis-Dickerson Capital Focus III and Aisling Capital II, LP, as amended (previously filed).

Exhibit 6:	Consent and Waiver Agreement, dated November 8, 2007, by and among the Issuer, Tullis-Dickerson Capital Focus III and Aisling Capital II, LP. (previously filed).

Exhibit 7:	Irrevocable Proxy, date November 8, 2007 (previously filed).

Exhibit 8:

Securities Purchase Agreement, dated November 14, 2007, by and among the Issuer, Tullis-Dickerson Capital Focus III, Aisling Capital II, LP, Cameron Reid, P&K Holdings I, LLC, Rametra Holdings I, LLC, Rajs Holdings I, LLC, Perry Sutaria and Raj Sutaria (previously filed).

CUSIP No. 460588106	Page 11 of 11 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008

AISLING CAPITAL II, LP
By:	Aisling Capital Partners, LP General Partner
By:	Aisling Capital Partners LLC Managing Member
	By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director

AISLING CAPITAL PARTNERS, LP
By:	Aisling Capital Partners LLC Managing Member
	By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director

AISLING CAPITAL PARTNERS LLC
By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director
By:	/s/ Steve Elms
Name: Steve Elms
By:	/s/ Andrew Schiff
Name: Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).